POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS THAT the undersigned directors of Pepco Holdings, Inc., a Delaware corporation, do hereby constitute and appoint ANDREW W. WILLIAMS, JAMES P. LAVIN, ANTHONY J. KAMERICK, and ELLEN SHERIFF ROGERS, and each of them, a true and lawful attorney in his or her name, place and stead, in any and all capacities, to sign his or her name to the Annual Report on Form 10-K for the year ended December 31, 2002, under the Securities Exchange Act of 1934, as amended, and to any and all amendments, of said Company, and to cause the same to be filed with the SEC, granting unto said attorneys and each of them full power and authority to do and perform any act and thing necessary and proper to be done in the premises, as fully and to all intents and purposes as the undersigned could do if personally present, and the undersigned hereby ratifies and confirms all that said attorneys or any one of them shall lawfully do or cause to be done by virtue hereof.

Dated: February 27, 2003

/s/ Edmund B. Cronin, Jr.   /s/ Floretta D. McKenzie
EDMUND B. CRONIN, JR.   FLORETTA D. McKENZIE

/s/ John M. Derrick, Jr.   /s/ Lawrence C. Nussdorf
JOHN M. DERRICK, JR.   LAWRENCE C. NUSSDORF

/s/ T. C. Golden   /s/ Peter F. O'Malley
TERENCE C. GOLDEN   PETER F. O'MALLEY

/s/ George F. MacCormack   /s/ Pauline A. Schneider
GEORGE F. MacCORMACK   PAULINE A. SCHNEIDER

/s/ Richard B. McGlynn   /s/ Dennis R. Wraase
RICHARD B. McGLYNN   DENNIS R. WRAASE

/s/ Judith A. McHale   /s/ A. Thomas Young
JUDITH A. McHALE   A. THOMAS YOUNG